DIREXION FUNDS
SERVICE CLASS
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Service Class Distribution Plan shall be 1.00% for each of the following Series:

Commodity Trends Strategy Fund

Evolution Managed Bond Fund	Evolution All-Cap Equity Fund
Evolution Large Cap Fund	Evolution Small Cap Fund
Evolution Total Return Fund

Spectrum Select Alternative Fund	Spectrum Global Perspective Fund
Spectrum Equity Opportunity Fund

HCM Freedom Fund